UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington,  D.C.  20549

FORM 11-K

[  X  ]  ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE
 SECURITIES AND EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

[  ]  TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to __________

Commission File No. 1-12590

GABLES RESIDENTIAL TRUST
401 (K) PLAN
(Full Title of the Plan)

GABLES RESIDENTIAL TRUST
777 Yamato Road
Suite 510
Boca Raton,  FL 33431
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

GABLES RESIDENTIAL TRUST 401(k) PLAN

TABLE OF CONTENTS

                                                                                                                                                               Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                                   1

FINANCIAL STATEMENTS:

   Statements of Net Assets Available for Benefits as of December 31, 2004 and 2003                              2

   Statement of Changes in Net Assets Available for Benefits for the Year Ended
December 31, 2004                                                                                                                          3

   Notes to Financial Statements                                                                                                            4-8

SUPPLEMENTAL SCHEDULE:

Form 5500, Schedule H, Part IV, Line 4i-Schedule of Assets (Held at End of Year)
 as of December 31, 2004                                                                                                               10

NOTE:   All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

SIGNATURE                                                                                                                                       11

INDEX TO EXHIBITS                                                                                                                        12

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Gables Residential Trust and Participants of
Gables Residential Trust 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the Gables Residential Trust 401(k) Plan (the "Plan") as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Atlanta,  Georgia
June 29, 2005

GABLES RESIDENTIAL TRUST 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2004 AND 2003

	2004	2003

ASSETS:
Participant-directed investments-at fair value	$19,176,218	$16,432,992

Receivables:
Participant contributions	-	54
Company contributions	-	22

Total receivables	-	76

Total assets	19,176,218	16,433,068

LIABILITIES:
Excess contributions payable	(164,110)	(60,982)

NET ASSETS AVAILABLE FOR BENEFITS	$19,012,108	$16,372,086

See notes to financial statements.

GABLES RESIDENTIAL TRUST 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2004

ADDITIONS:

Contributions:
Participant	$ 2,070,533
Company	530,753
Rollovers from other qualified plans	203,499

Total contributions	2,804,785
Investment income:
Interest	36,730
Dividends	373,609
Net appreciation in fair value of investments	1,268,269

Total investment income	1,678,608

Total additions	4,483,393

DEDUCTIONS:
Benefits paid to participants	(1,843,371)

NET INCREASE IN NET ASSETS
AVAILABLE FOR BENEFITS	2,640,022

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	16,372,086

End of year	$ 19,012,108

See notes to financial statements.

GABLES RESIDENTIAL TRUST 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004 AND 2003, AND FOR THE YEAR ENDED DECEMBER 31, 2004

1.     PLAN DESCRIPTION

The following description of the Gables Residential Trust 401(k) Plan (the "Plan") is provided for general information purposes only. More complete information regarding the Plan's provisions may be found in the Plan document.

General - The Plan is a defined contribution retirement plan which became effective January 25, 1994 and was established by Gables Residential Trust (the "Company") under the provisions of Section 401(a) of the Internal Revenue Code (the "Code"), which includes a qualified cash or deferred arrangement as described in Section 401(k) of the Code, for the benefit of eligible employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

All employees of the Company are eligible to participate in the Plan on the first entry date (January 1, April 1, July 1, or October 1) following the date on which the employee has attained age 18 and completed three months of service, as defined in the Plan document.

Plan Administration - Putnam Fiduciary Trust Company (the "Trustee") is the trustee for the Plan.

Contributions - Eligible employees can contribute an amount up to 25% of compensation, as defined by the Plan document, subject to certain limitations under the Code. The Company makes discretionary matching contributions currently equal to 50% of each participant's elective deferrals up to the first 4% of each participant's compensation. Under the Plan, the Company may also make a discretionary profit sharing contribution. The amount of this contribution is determined annually by the Company. There were no profit sharing contributions for the year ended December 31, 2004. The total maximum allowable contribution to the Plan under the Code from employee sources was $13,000 and $12,000 for 2004 and 2003, respectively.

Vesting - Participants are fully vested in their contributions and the earnings thereon. Participants are fully vested in Company matching contributions after three years of service or upon a participant's death. Nonvested portions of Company contributions are forfeited as of a participant's termination date and are used to reduce future Company matching contributions.

Forfeitures - Forfeited nonvested accounts are used to reduce future Company contributions. Participants forfeited $66,647 during the year ended December 31, 2004. At December 31, 2004 and 2003, $30,099 and $61,023, respectively, of forfeited nonvested accounts were available to the Company to reduce future Company contributions. During the year ended December 31, 2004, Company contributions were reduced by $97,571 from forfeited nonvested accounts.

Participant Loans - Participants may borrow from their fund accounts up to a maximum amount equal to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the balance in the participant's account and bear interest at rates commensurate with local prevailing rates at the time funds are borrowed as determined quarterly by the Plan administrator. Loan transfers are treated as a transfer to (from) the investment fund from (to) the participant loan fund. A loan is repayable through payroll deductions over a period of no more than five years, unless it is used to acquire a principal residence, in which case the repayment period may exceed five years. The interest rates for all loans outstanding as of December 31, 2004 and 2003 ranged from 5% to 10.5%.

Benefits - Normal retirement benefits for participants under the Plan begin at age 65. Also, participants can elect to withdraw all or a portion of their vested account balance upon reaching age 59 1/2.

Upon termination of service due to death, total and permanent disability, or retirement, a participant (or the participant's beneficiary) may elect to receive an amount equal to the value of the participant's vested interest in his or her account and any related earnings in one of the following forms of distributions: a lump-sum payment in cash, installment payments from the participant's account balance in cash over a period of years in accordance with Internal Revenue Service regulations, or a distribution from the Gables Residential Trust investment option in whole shares of stock and the remainder paid in cash. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Participant Accounts - Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, the Company's matching contribution, and allocations of Company profit sharing contributions, participant forfeitures, and Plan earnings, and charged with withdrawals and an allocation of Plan losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Investment Options - Participants direct the investment of their contributions into various investment options offered by the Plan and may change their investment elections at any time. Under the terms of the Plan, Company matching contributions and profit sharing contributions are invested in the same funds at the same percentages as chosen by the participant for his or her own contributions. The Plan currently offers 17 investment options for participants, including mutual funds and Company common stock.

Participants were able to direct their contributions and any related earnings into three other investment options, all mutual funds, through November 1, 2002. Subsequent to November 1, 2002, participants can no longer direct contributions or transfer balances into these three funds.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments, including mutual funds, collective trust funds, and Company common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition - The mutual funds of the Plan consist of publicly traded marketable securities that are stated at fair value. The Company's common shares are valued at its quoted market price. Participant loans are valued at the outstanding loan balances. The collective trust funds, the Putnam Stable Value Fund and the Putnam S&P 500 Index fund, are recorded at fair value based on the fair value at the underlying assets of the funds.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Administrative Expenses - The Company pays all administrative expenses of the Plan on behalf of the Plan, and the Plan is not obligated to reimburse such expenses to the Company.

Payment of Benefits-Benefit payments are recorded when paid.

3.     INVESTMENTS

The market values of individual assets that represent 5% or more of the Plan's net assets available for benefits as of December 31, 2004 and 2003 are as follows:

	2004	2003

Putnam Voyager Fund, 177,393 and 172,035 shares, respectively	$ 2,946,494	$ 2,726,762

Putnam Asset Allocation: Growth Portfolio, 205,974 and 195,067 shares, respectively	2,288,368	1,960,425

Putnam International Equity Fund, 86,531 and 85,974 shares, respectively	2,049,061	1,776,233

The George Putnam Fund of Boston, 102,140 and 104,976 shares, respectively	1,844,646	1,782,498

Putnam Stable Value Fund, 1,770,417 and 1,710,402 shares, respectively	1,770,417	1,710,402

Gables Residential Trust, 45,255 and 45,443 common shares, respectively	1,619,680	1,578,681

Putnam OTC and Emerging Growth Fund, 136,010 and 148,395 shares, respectively	999,670	1,010,571

During the year ended December 31, 2004, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Putnam International Equity Fund	$259,836
Putnam Asset Allocation: Growth Portfolio	217,132
Putnam Voyager Fund	139,328
The George Putnam Fund of Boston	112,369
Ivy Small Cap Growth Fund	86,288
Putnam OTC and Emerging Growth Fund	74,424
Lord Abbett Mid-Cap Value Fund	71,937
Putnam S&P 500 Index Fund	61,672
Gables Residential Trust common shares	50,268
Putnam International Capital Opportunities Fund	34,975
Putnam Asset Allocation: Balanced Portfolio	30,879
Royce Special Equity Fund	28,070
Putnam Investors Fund	23,918
Putnam Equity Income Fund	22,750
Delaware REIT Fund	22,047
One Group Mid-Cap Growth Fund	19,623
Putnam Diversified Income Trust	11,677
Putnam Asset Allocation: Conservative Portfolio	4,255
PIMCO Total Return Fund	(3,179)

Net appreciation in fair value of investments	$ 1,268,269

4.     EXCESS CONTRIBUTIONS PAYABLE

The Plan is required to return contributions received during the plan year in excess of the Code limits. Excess contributions are refunded to participants subsequent to year-end as such contributions were determined to be in excess of maximum contribution levels for certain participants. A liability for excess contributions payable in the amount of $164,110 and $60,982 has been reflected in the statements of net assets available for benefits as of December 31, 2004 and 2003, respectively.

5.     FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated February 25, 2004 that the Plan and related trust are designed in accordance with the applicable regulations of the Code. The Plan has not been amended since receiving the determination letter, and the Company and the Plan administrator believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code and that the Plan continues to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

6.     RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds and collective trust funds managed by the Trustee. Therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

At December 31, 2004 and 2003, the Plan held 45,255 and 45,443 common shares, respectively, of the Company, with a cost basis of $1,332,888 and $1,268,543, respectively. During the year ended December 31, 2004, the Plan recorded dividend income of $109,463 related to the Company's common shares.

7.     PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become fully vested in their accounts.

8.     SUBSEQUENT EVENTS

On June 7, 2005, the Company entered into an agreement and plan of merger pursuant to which a newly formed affiliate of Clarion Partners, LLC, an indirect wholly owned subsidiary of ING Groep, NV, will acquire the Company. Pursuant to the terms of the agreement and plan of merger, each issued and outstanding common share of beneficial interest of the Company, par value $0.01 per share, will be converted into the right to receive $43.50 in cash, without interest. The merger is subject to customary closing conditions, including the approval of the transaction by the shareholders of the Company. It is currently anticipated that the merger will be closed in the third quarter of 2005. It is presently expected that, with the exception of the Company stock investment option, the Plan will continue in its current form.

SUPPLEMENTAL SCHEDULE

(See Report of Independent Registered Public Accounting Firm)

GABLES RESIDENTIAL TRUST 401(k) PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i-SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2004
	Identity of
	Issue, Borrower,	Description of Investment,
	Lessor or	Including Maturity Date, Rate of Interest,		Current
(a)	Similar Party	Collateral, Par, or Maturity Value	Cost	Value

		STOCKS:
*	Gables Residential	Gables Residential Trust, 45,255 common shares	**	$ 1,619,680
	Trust

		MUTUAL FUNDS:
*	Putnam	Putnam Voyager Fund, 177,393 shares	**	2,946,494
*	Putnam	Putnam Asset Allocation: Growth Portfolio, 205,974 shares	**	2,288,368
*	Putnam	Putnam International Equity Fund, 86,531 shares	**	2,049,061
*	Putnam	The George Putnam Fund of Boston, 102,140 shares	**	1,844,646
*	Putnam	Putnam OTC and Emerging Growth Fund, 136,010 shares	**	999,670
	Ivy Funds	Ivy Small Cap Growth Fund, 54,825 shares	**	744,529
	Lord Abbett	Lord Abbett Mid-Cap Value Fund, 20,671 shares	**	467,784
*	Putnam	Putnam Asset Allocation: Balanced Portfolio, 42,273 shares	**	453,608
	PIMCO	PIMCO Total Return Fund, 41,569 shares	**	443,545
*	Putnam	Putnam Diversified Income Trust, 37,571 shares	**	387,354
	Royce Fund Series	Royce Special Equity Fund, 18,516 shares	**	363,108
*	Putnam	Putnam Equity Income Fund, 13,882 shares	**	241,956
	Delaware	Delaware REIT Fund, 11,016 shares	**	234,536
	One Group Dealer	One Group Mid-Cap Growth Fund, 9,560 shares	**	222,842
	Series
*	Putnam	Putnam Investors Fund, 16,318 shares	**	205,443
*	Putnam	Putnam International Capital Opportunities Fund, 7,921 shares	**	193,124
*	Putnam	Putnam Asset Allocation: Conservative Portfolio, 12,971 shares	**	118,684

		COLLECTIVE TRUST FUNDS:
*	Putnam	Putnam Stable Value Fund, 1,770,417 shares	**	1,770,417
*	Putnam	Putnam S&P 500 Index Fund, 22,374 shares	**	687,540

		OTHER:
*	Various	Participant notes receivable, rates range from 5.00% to 10.50%,	**
		maturities up to 120 months		893,829

				$ 19,176,218
*	Column (a) indicates each identified person/entity known to be a party-in-interest.

**	Cost information is not required for participant-directed investments, and therefore, is not included.

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the members of the Investment Committee of the undersigned plan have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                      GABLES RESIDENTIAL TRUST

                                                      401 (K) PLAN

Date:    June 29, 2005                By: /s/ Marvin R. Banks, Jr.

                                                      Marvin R. Banks, Jr.
                                                      Chairman, Investment Committee of the Plan

INDEX TO EXHIBITS

Exhibit
Number                        Description

23.1                               Consent of Independent Registered Public Accounting Firm